FUSION PHARMACEUTICALS INC.

270 Longwood Road South

Hamilton, Ontario, Canada, L8P 0A6

July 8, 2021

Via EDGAR Transmission

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Fusion Pharmaceuticals Inc.: Registration Statement on Form S-3 filed July 2, 2021 (File No. 333-257653)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), Fusion Pharmaceuticals Inc. (the “Company”) hereby requests that the effective date of the above-referenced registration statement (the “Registration Statement”) be accelerated to July 12, 2021, at 4:01 pm Eastern Time, or as soon thereafter as practicable, unless we or our outside counsel, Goodwin Procter LLP, request by telephone that such Registration Statement be declared effective at some other time. In making this acceleration request, the Company acknowledges that it is aware of its responsibilities under the Act.

If you have any questions regarding this request, please contact Mitch Bloom of Goodwin Procter LLP at (617) 570-1055.

Sincerely,
Fusion Pharmaceuticals Inc.

/s/ John Valliant
John Valliant
Chief Executive Officer

cc:	John Valliant, Fusion Pharmaceuticals Inc.

Maria Stahl, Fusion Pharmaceuticals Inc.

Mitch Bloom, Esq., Goodwin Procter LLP

Seo Salimi, Esq., Goodwin Procter LLP